EXHIBIT 99.1
                                                                    ------------



                                 VASOGEN INC.



                                NOTICE OF 2004
                                  ANNUAL AND
                               SPECIAL MEETING
                               OF SHAREHOLDERS
                                     AND
                                  MANAGEMENT
                                PROXY CIRCULAR

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of shareholders of Vasogen Inc. (the "Company") will be held at the TSX Conference Centre, 130 King Street West, Toronto, Ontario, on Wednesday, May 12, 2004, at 4:30 p.m. (Toronto time) for the following purposes:

1. to receive the 2003 Annual Report of the Company, containing the audited financial statements of the Company for the financial year ended November 30, 2003, and the auditor's report thereon;

2.   to elect eight directors;

3. to reappoint the auditor and to authorize the directors to fix the auditor's remuneration;

4. to consider and, if deemed advisable, to approve, with or without variation, the resolution, the text of which is set forth in Schedule "A" to the accompanying Management Proxy Circular and incorporated herein by reference, approving the establishment of the Directors' Deferred Share Unit and Stock Plan of the Company; and

5. to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular that accompanies and forms part of this Notice.

DATED at Toronto, Ontario, March 22, 2004.

                                        BY ORDER OF THE BOARD OF DIRECTORS



                                        /s/ Christopher J. Waddick
                                        ----------------------------------
                                        Christopher J. Waddick (Signed)
                                        Executive Vice President
                                        Chief Financial Officer
                                        Secretary and Treasurer


--------------------------------------------------------------------------------

Notes:

1. A Management Proxy Circular, Proxy, and the 2003 Annual Report accompany this Notice of Meeting. Registered shareholders who are unable to be present at the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the Proxy and the Management Proxy Circular.

2. As provided in the CANADA BUSINESS CORPORATIONS ACT, the directors have fixed a record date of March 15, 2004. Accordingly, shareholders registered on the books of the Company at the close of business on March 15, 2004 are entitled to notice of the Meeting.

3. Persons who are registered as shareholders on the books of the Company at the close of business on March 15, 2004 are entitled to vote at the Meeting.

4. IF YOU ARE A BENEFICIAL SHAREHOLDER AND RECEIVE THESE MATERIALS THROUGH YOUR BROKER OR ANOTHER INTERMEDIARY, PLEASE COMPLETE AND RETURN THE MATERIALS IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED TO YOU BY YOUR BROKER OR INTERMEDIARY.

MANAGEMENT PROXY CIRCULAR ------------------------------------------------------


TABLE OF CONTENTS

SOLICITATION OF PROXIES .....................................................  1

VOTING BY BENEFICIAL SHAREHOLDERS ...........................................  2

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES ................  2

PARTICULARS OF MATTERS TO BE ACTED ON
     1. Election of Directors ...............................................  2
     2. Appointment and Remuneration of Auditors ............................  5
     3. Directors' Deferred Share Unit and Stock Plan .......................  5

EXECUTIVE COMPENSATION
     1. Statement of Executive Compensation .................................  6
     2. Share Compensation Arrangements .....................................  7
     3. Employment Contracts ................................................  8
     4. Report on Executive Compensation ....................................  8
     5. Performance Graph ...................................................  9
     6. Compensation of Directors ........................................... 10
     7. Indebtedness of Directors, Executive Officers, and Senior Officers .. 10
     8. Directors' and Officers' Liability Insurance ........................ 10

AUDITOR INDEPENDENCE ........................................................ 10

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS ................. 11

STATEMENT ON CORPORATE GOVERNANCE PRACTICES ................................. 11

SHAREHOLDER PROPOSALS FOR THE 2005 ANNUAL MEETING ........................... 15

AVAILABILITY OF DOCUMENTS ................................................... 15

GENERAL ..................................................................... 15

SCHEDULE "A"
     Approval of Directors' Deferred Share Unit and Stock Plan .............. 16

------------------------------------------------------ MANAGEMENT PROXY CIRCULAR


MANAGEMENT PROXY CIRCULAR OF VASOGEN INC.
FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 12, 2004


SOLICITATION OF PROXIES

THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF VASOGEN INC. (THE "COMPANY") for use at the annual and special meeting of the shareholders of the Company (the "Meeting") to be held at the TSX Conference Centre, 130 King Street West, Toronto, Ontario M5X 1J2, commencing at 4:30 p.m. (Toronto time) on Wednesday, May 12, 2004, for the purposes set out in the accompanying Notice of Meeting and at any adjournment(s) thereof. Registered shareholders who are unable to be present at the Meeting in person are requested to complete, sign, date, and return the accompanying form of proxy to the Secretary of the Company, c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit #6, Toronto, Ontario M5A 4K9, Attention: Proxy Department, in time for use at the Meeting. The addressed envelope that accompanies this Management Proxy Circular may be used for such purpose. It is expected that this solicitation will be primarily by mail; however, officers, directors, and employees of the Company may also solicit proxies by telephone, by facsimile, or in person. The cost of solicitation by Management will be borne by the Company.

The persons named in the accompanying form of proxy are officers and/or directors of the Company and shall represent Management at the Meeting. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO by inserting such person's name in the blank space provided in the form of proxy and delivering the completed form of proxy addressed to either (a) the Secretary of the Company, c/o CIBC Mellon Trust Company, 200 Queens Quay East, Unit #6, Toronto, Ontario M5A 4K9, Attention: Proxy Department, before 5:00 p.m., two business days preceding the day of the Meeting or any adjournment(s) thereof or
(b) the Chairman or the Secretary of the Meeting, at the beginning of the Meeting or any adjournment(s) thereof.

The persons named in the accompanying form of proxy will vote for or against or withhold from voting the shares in respect of which they are appointed proxyholder on any ballot that may be called for in accordance with the instructions of the shareholder executing the proxy. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH SHARES WILL BE VOTED (I) FOR THE ELECTION OF THE DIRECTORS NAMED IN THIS MANAGEMENT PROXY CIRCULAR; (II) FOR THE REAPPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS THE AUDITOR OF THE COMPANY AND TO AUTHORIZE THE DIRECTORS TO FIX THE AUDITOR'S REMUNERATION; AND (III) FOR THE RESOLUTION SET FORTH IN SCHEDULE "A" TO THIS MANAGEMENT PROXY CIRCULAR TO APPROVE THE ESTABLISHMENT OF THE DIRECTORS' DEFERRED SHARE UNIT AND STOCK PLAN.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and to other matters that may properly come before the Meeting. At the time of the printing of this Management Proxy Circular, Management knows of no such amendments, variations, or other matters to come before the Meeting other than the matters identified in the accompanying Notice of Meeting. If, however, amendments or other matters properly come before the Meeting, the persons designated in the accompanying form of proxy will vote thereon in accordance with their judgment, pursuant to the discretionary authority confirmed by such proxy with respect to such matters.

A proxy may be revoked by a shareholder by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (or, if the shareholder is a corporation, by an officer or attorney thereof, authorized in writing), with either (a) the Secretary of the Company at the registered office of the Company at BCE Place, Suite 2500, 181 Bay Street, Toronto, Ontario M5J 2T7, before 5:00 p.m., two business days preceding the day of the Meeting or any adjournment(s) thereof at which the proxy is to be used or
(b) the Chairman or the Secretary of the Meeting, up to the beginning of the Meeting or any adjournment(s) thereof. A proxy may also be revoked in any other manner permitted by law.


--------------------------------------------------------------------------------
Vasogen Inc.                                                                   1
--------------------------------------------------------------------------------

MANAGEMENT PROXY CIRCULAR ------------------------------------------------------


VOTING BY BENEFICIAL SHAREHOLDERS

THE INFORMATION SET FORTH IN THIS SECTION IS IMPORTANT TO THE SHAREHOLDERS OF THE COMPANY WHO DO NOT HOLD THEIR COMMON SHARES IN THEIR OWN NAME.

Shareholders who hold shares through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Company may be recognized and acted upon at the Meeting. If shares are shown on an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases the name of such Beneficial Shareholder WILL NOT appear on the share register of the Company. Such shares will most likely be registered in the name of the broker or an agent of the broker. Such shares can only be voted by brokers, agents, or nominees ("Intermediaries") and can only be voted by them in accordance with instructions received from Beneficial Shareholders. AS A RESULT, BENEFICIAL SHAREHOLDERS SHOULD CAREFULLY REVIEW THE VOTING INSTRUCTIONS PROVIDED BY THEIR BROKER, AGENT, OR NOMINEE WITH THIS MANAGEMENT PROXY CIRCULAR AND ENSURE THAT THEY COMMUNICATE HOW THEY WOULD LIKE THEIR SHARES VOTED IN ACCORDANCE WITH THOSE INSTRUCTIONS.

Most brokers delegate responsibility for obtaining voting instructions from clients to a service company (a "Service Company"). The Service Company typically supplies voting instruction forms, mails those forms to Beneficial Shareholders, and asks those Beneficial Shareholders to return the forms to the Service Company or to follow the alternative voting procedures detailed on the voting instruction form. The Service Company then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A VOTING INSTRUCTION FORM FROM THE SERVICE COMPANY CANNOT USE THAT FORM TO VOTE SHARES DIRECTLY AT THE MEETING. INSTEAD, THE BENEFICIAL SHAREHOLDER MUST RETURN THE VOTING INSTRUCTION FORM TO THE SERVICE COMPANY OR FOLLOW THE ALTERNATIVE VOTING PROCEDURES, AS MENTIONED ABOVE, WELL IN ADVANCE OF THE MEETING IN ORDER TO ENSURE THAT SUCH SHARES ARE VOTED. Alternatively, a Beneficial Shareholder may be given a proxy that has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Shareholder when submitting the proxy. In this case, the Beneficial Shareholder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Solicitation of Proxies".

In either case, the purpose of these procedures is to permit Beneficial Shareholders to direct the voting of the common shares of the Company, which they beneficially own. A Beneficial Shareholder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Beneficial Shareholder) should print the Beneficial Shareholder's (or such other person's) name in the blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form. IN EITHER CASE, BENEFICIAL SHAREHOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARY AND ITS SERVICE COMPANY, AS APPLICABLE.


VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at March 15, 2004, there were issued and outstanding 72,076,968 common shares without nominal or par value, each carrying the right to one vote per share. To the knowledge of the directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the issued and outstanding common shares of the Company. Each holder of issued and outstanding common shares of record at the time of the close of business on March 15, 2004 (the "record date") will be given notice of the Meeting and will be entitled to vote at the Meeting, in person or by proxy, the number of shares held by such holder on the record date.

PARTICULARS OF MATTERS TO BE ACTED ON

1.   ELECTION OF DIRECTORS

The Articles of the Company provide that the Board of Directors of the Company shall consist of a minimum of three and a maximum of eleven directors. The Board of Directors has fixed at eight the number of directors to be elected at the Meeting. Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the election of the eight nominees whose names are set forth below.


--------------------------------------------------------------------------------
2                                                                  Vasogen, Inc.
--------------------------------------------------------------------------------

------------------------------------------------------ MANAGEMENT PROXY CIRCULAR


All of the nominees are now members of the Board of Directors of the Company and have been since the dates indicated. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion, unless the shareholder has specified in the form of proxy that such shareholder's shares are to be withheld from voting on the election of directors.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors and all other positions and offices with the Company now held by them, their principal occupations or employments and abbreviated biographies, other public company boards on which they serve, their periods of service as directors of the Company, the approximate number of shares of the Company beneficially owned or over which control or direction is exercised by each of them as at February 29, 2004, and their attendance record at Vasogen Board of Directors meetings during the fiscal year 2003. Each director will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless prior thereto the director resigns or the director's office becomes vacant by reason of death or other cause.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 DIRECTOR SINCE
                                                                                                                 -------------------
                                                                                                                 COMMON SHARES
                                                                                                                 OWNED, CONTROLLED,
                                                                                                                 OR DIRECTED (1)
                                                                                                                 -------------------
NAME AND POSITION                                                                                                VASOGEN BOARD
WITH THE                                                                      OTHER PUBLIC                       MEETING
COMPANY (4)                   PRINCIPAL OCCUPATION AND BIOGRAPHY              COMPANY BOARDS                     ATTENDANCE (6)
------------------------------------------------------------------------------------------------------------------------------------
WILLIAM R. GRANT (2)          Mr. Grant is Chairman and co-founder            Advanced Medical Optics, Inc.      November 1998
Director and Chairman of      of Galen Associates, New York, and has          Massey Energy Company              Chairman since:
the Board                     more than 40 years of experience in the         Ocular Sciences, Inc.              March 2001
                              investment banking and healthcare fields.       Quest Diagnostics                  -------------------
                              He formerly served as President and             Incorporated                       492,878
                              Vice-Chairman of Smith Barney, President
                              and Chairman of MacKay-Shields                                                     -------------------
                              Financial Corporation, and Director and                                            3 of 3
                              Vice-Chairman of SmithKline Beecham.
------------------------------------------------------------------------------------------------------------------------------------
ANDRE BERARD (2)              Mr. Berard has spent over four decades          Banque Saradar France              November 2000
Director                      with the National Bank of Canada,               BCE Inc.
                              formerly as Chief Executive Officer and         Groupe BMTC Inc.
                              Chairman of the Board, and now serves as        Groupe Saputo Inc.
                              a Corporate Director. He is an Officer of       Kruger Inc.                        -------------------
                              the Order of Canada and has received two        Le Groupe Canam Manac Inc.         30,000
                              honorary doctorates from leading Canadian       National Bank of Canada
                              universities.                                   Noranda Inc.                       -------------------
                                                                              Societe financiere Bourgie Inc.    3 of 3
                                                                              TransForce Income Fund
------------------------------------------------------------------------------------------------------------------------------------
DAVID G. ELSLEY               Mr. Elsley is President and CEO of the          Nil                                January 1991
Director, President, and      Company. Over the past twelve years, he
Chief Executive Officer       has been responsible for the scientific,                                           -------------------
                              clinical, and commercial development of                                            184,958
                              the Company. He holds a Master of
                              Business Administration from the Richard                                           -------------------
                              Ivey School of Business, University of                                             3 of 3
                              Western Ontario.
------------------------------------------------------------------------------------------------------------------------------------
TERRANCE H. GREGG (3)         Mr. Gregg is a Life Sciences/Medical            Amylin Pharmaceuticals, Inc.       September 1999
Director                      Device Consultant and recently retired          Ocular Sciences, Inc.
                              as President of Medtronic MiniMed.
                              He became President and Chief
                              Operating Officer of MiniMed in 1996                                               -------------------
                              and was instrumental in Medtronic's                                                61,000
                              US$3.4-billion acquisition of MiniMed
                              in 2001. He also served in executive                                               -------------------
                              positions with Smith & Nephew plc                                                  2 of 3
                              and Allergan, Inc.
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  Vasogen, Inc.                                                                3
--------------------------------------------------------------------------------

MANAGEMENT PROXY CIRCULAR ------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 DIRECTOR SINCE
                                                                                                                 -------------------
                                                                                                                 COMMON SHARES
                                                                                                                 OWNED, CONTROLLED,
                                                                                                                 OR DIRECTED (1)
                                                                                                                 -------------------
NAME AND POSITION                                                                                                VASOGEN BOARD
WITH THE                                                                      OTHER PUBLIC                       MEETING
COMPANY (4)                   PRINCIPAL OCCUPATION AND BIOGRAPHY              COMPANY BOARDS                     ATTENDANCE (6)
------------------------------------------------------------------------------------------------------------------------------------
BENOIT LA SALLE (2)           Mr. La Salle is President and Chief             AFCAN Mining Corporation           January 1997
Director                      Executive Officer of SEMAFO Inc. He             ART Research Technologies          -------------------
                              is a chartered accountant, a member of the      BioCapital Inc.
                              Quebec Order of Chartered Accountants,          LMS Medical Systems Limited
                              the Canadian Institute of Chartered             Pebercan Inc.                      56,150
                              Accountants, and the Order of Chartered         Pheromone Sciences Corp.
                              Administrators of Quebec. Mr. La Salle          SEMAFO Inc.                        -------------------
                              founded Grou La Salle & Associes,                                                  2 of 3
                              Chartered Accountants, in 1980.
------------------------------------------------------------------------------------------------------------------------------------
SURYA N. MOHAPATRA (3)        Dr. Mohapatra is President and Chief            Quest Diagnostics                  March 2002
Director                      Operating Officer of Quest Diagnostics          Incorporated
                              Incorporated. He is a former Senior
                              Vice-President and member of the
                              Executive Committee of Picker
                              International, Inc., a worldwide leader in
                              the design, manufacture, and marketing
                              of advanced medical technologies.
                              Quest Diagnotics has announced that                                                -------------------
                              Dr. Surya Mohapatra is expected to succeed                                         Nil(5)
                              Mr. Kenneth W. Freeman as Chief
                              Executive Officer of Quest Diagnostics                                             -------------------
                              by its next annual meeting of shareholders                                         2 of 3
                              in May 2004.
------------------------------------------------------------------------------------------------------------------------------------
ELDON R. SMITH                Dr. Smith is Vice President, Scientific         BioMax Technologies Inc.           July 1998
Director and Vice President,  Affairs, of Vasogen Inc. He formerly            Canadian Natural Resources
Scientific Affairs            served as Dean of the Faculty of Medicine       Limited
                              and Head of both the Department of              Pheromone Sciences Corp.
                              Medicine and the Division of Cardiology
                              at the University of Calgary, where he                                             -------------------
                              continues to hold a part-time appointment.                                         71,318
                              He is past-President of the Canadian
                              Cardiovascular Society and served as                                               -------------------
                              Chairman of the Scientific Review Committee                                        3 of 3
                              of the Heart and Stroke Foundation of Canada.
------------------------------------------------------------------------------------------------------------------------------------
JOHN C. VILLFORTH (3)         Rear Admiral Villforth is a Healthcare          EduNeering, Inc.                   March 2001
Director                      Consultant who formerly served as President
                              and Executive Director of The Food and
                              Drug Law Institute and as Director, FDA
                              Center for Devices and Radiological
                              Health. He has almost three decades'
                              experience as a commissioned officer in                                            -------------------
                              the U.S. Public Health Service in the                                              2,000
                              Department of Health and Human Services
                              and retired from the Public Service sector                                         -------------------
                              with the rank of Assistant Surgeon                                                 3 of 3
                              General (Rear Admiral).
------------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by each director individually as at February 29th, 2004.
(2)  Member of the Audit Committee of the Board of Directors.
(3) Member of the Compensation and Corporate Governance Committee of the Board of Directors.
(4)  The Company does not have an executive committee of the Board of Directors.
(5) Dr. Mohapatra is President and Chief Operating Officer of Quest Diagnostics Incorporated, which owns 3,056,783 common shares of the Company.
(6) Between Board meetings, the Board holds regular telephone conferences with Management to review operations. Committee meetings were held on an as-needed basis throughout the year with generally full attendance.


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4                                                                   Vasogen Inc.
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

------------------------------------------------------ MANAGEMENT PROXY CIRCULAR


2.   APPOINTMENT AND REMUNERATION OF AUDITOR

Unless authority to vote is withheld, the persons named in the accompanying form of proxy intend to vote for the reappointment of KPMG LLP, Chartered Accountants, as the auditor of the Company, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix the auditor's remuneration. KPMG LLP, Chartered Accountants, has been the auditor of the Company for more than ten years.

3.   DIRECTORS' DEFERRED SHARE UNIT AND STOCK PLAN

The Meeting has been called in part to consider and, if thought fit, to approve the establishment by the Company of the Directors' Deferred Share Unit and Stock Plan (the "DSU Plan"). The DSU Plan, which was approved by the Board of Directors on January 28, 2004, is intended to promote a greater alignment of interest between the Company's directors and the shareholders of the Company by having directors receive Deferred Share Units ("DSUs") in lieu of cash payment for their services and by requiring them to retain the DSUs throughout their period of service with the Company.

Under the terms of the DSU Plan, all non-employee members of the Company's Board of Directors and, if designated by the Board's Compensation and Corporate Governance Committee, non-employee members of the board of directors of wholly-owned subsidiaries of the Company, will receive, in lieu of the cash remuneration which would otherwise be payable to such directors, Deferred Share Units. The number of DSUs to be credited to an eligible director will be determined by dividing the amount of cash remuneration otherwise payable to the director (whether in respect of annual retainers, attendance fees, or otherwise) by the fair market value of the Company's common shares at the time of grant of the DSUs. A DSU is a bookkeeping entry credited to an account maintained for each eligible director having the same value as one common share of the Company, but which cannot be redeemed or paid-out until such time as the director ceases to be a director. A DSU entitles the holder to receive, on a deferred payment basis, a common share or its cash equivalent. Upon a person ceasing to be a director, such person will have up to 180 days to redeem his DSUs. The DSUs redeemed will, at the election of the Company, be exchanged either for an equal number of common shares of the Company or, if the Company so elects, the DSUs will be exchanged for cash in an amount determined by multiplying the number of DSUs to be exchanged by the fair market value of the Company's common shares at the time of redemption. The Company may also choose to redeem the DSUs for a combination of cash and common shares. For purposes of the DSU Plan, "fair market value" at any date will equal the weighted average trading price of the Company's common shares on the Toronto Stock Exchange for the five business days on which the common shares traded preceding such date.

The Company will initially reserve for issuance under the DSU Plan a maximum of 250,000 common shares, representing less than onehalf of one percent of the number of common shares of the Company currently outstanding.

A copy of the DSU Plan is available upon request in writing to the Chief Financial Officer of the Company at 2155 Dunwin Drive, Suite 10, Mississauga, Ontario L5L 4M1.

The rules of the Toronto Stock Exchange require that the DSU Plan be approved by a majority of the votes cast at the Meeting, excluding the votes of shares beneficially owned by those directors of the Company and of the Company's wholly-owned subsidiaries who may be eligible to participate in the DSU Plan, as well as shares beneficially owned by the respective associates of those persons. To the knowledge of the Company, such persons beneficially own or exercise control or direction over 642,028 common shares of the Company as at February 29, 2004. Unless a choice is otherwise specified, it is intended that the common shares represented by the proxies hereby solicited will be voted in favor of the resolution set out in Schedule "A" hereto approving the establishment of the DSU Plan.


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Vsogen Inc.                                                                    5
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

MANAGEMENT PROXY CIRCULAR ------------------------------------------------------


EXECUTIVE COMPENSATION

1.   STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth all compensation for the periods indicated in respect of the individuals who were, as at November 30, 2003, the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company ("Named Executive Officers").

2003 SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION                           LONG-TERM COMPENSATION
                                -------------------------------------------------   -----------------------------------
                                                                                             AWARDS             PAYOUTS
                                                                                    -----------------------------------
                                                                                                  RESTRICTED
                                                                                    SECURITIES      SHARES
                                                                          OTHER       UNDER           OR
                                                                          ANNUAL     OPTIONS/     RESTRICTED     ALL       OTHER
NAME AND PRINCIPAL                                                        COMPEN-     SARS(1)       SHARE        LTIP      COMPEN-
POSITION                        YEAR            SALARY           BONUS    SATION      GRANTED       UNITS       PAYOUTS    SATION
                                                  ($)             ($)     ($)(2)        (#)          ($)          ($)        ($)
-----------------------------------------------------------------------------------------------------------------------------------
DAVID ELSLEY                    2003            253,750         114,750               311,114
(President and Chief            2002            237,500          96,000                32,190
Executive Officer)              2001            225,000          95,363                28,571
-----------------------------------------------------------------------------------------------------------------------------------
CHRISTOPHER WADDICK             2003            192,500          82,800               205,663
(Executive Vice President,      2002            170,000          57,800                16,739
Chief Financial Officer,        2001            170,000          59,507                14,071
Secretary and Treasurer)
-----------------------------------------------------------------------------------------------------------------------------------
SUSAN LANGLOIS                  2003            165,000          59,070                29,586
(Vice President, Regulatory     2002            142,000          55,770                69,688
and Clinical Affairs)           2001            126,000          27,330                21,857
-----------------------------------------------------------------------------------------------------------------------------------
BERNARD LIM (3)                 2003            165,000          60,390                29,411
(Vice President,                2002            162,500          55,440                60,831
Technology)                     2001            112,000          38,503                50,000
-----------------------------------------------------------------------------------------------------------------------------------
MICHAEL MARTIN (4)              2003            186,250          70,980                56,512
(Vice President,                2002            180,000          59,400                52,706
Marketing and Business          2001             90,000          28,588                60,000                            20,000
Development)
-----------------------------------------------------------------------------------------------------------------------------------

Notes:

(1)  To date, no Stock appreciation rights ("SARs") have been granted.
(2) Perquisites and other personal benefits do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for the above-named officers.
(3)  Bernard Lim became Vice President, Technology, on March 5, 2001.
(4) Michael Martin became Vice President, Marketing, on June 8, 2001. Mr. Martin's services are provided by Odex, Inc., which has been retained as a consultant to the Company. A one-time payment of $20,000 was made at the time Mr. Martin was initially retained by the Company. All amounts in the table relating to Mr. Martin are in U.S. dollars.


--------------------------------------------------------------------------------
6                                                                   Vasogen Inc.
--------------------------------------------------------------------------------

------------------------------------------------------ MANAGEMENT PROXY CIRCULAR


2.   SHARE COMPENSATION ARRANGEMENTS

Options/SARs Granted to or Exercised by Named Executive Officers During the Most Recently Completed Financial Year

Details of options granted to the Named Executive Officers during the financial year ended November 30, 2003, are shown in the table set out below. During the financial year ended November 30, 2003, no stock appreciation rights ("SARs") were granted to Named Executive Officers and, as at November 30, 2003, no SARs were outstanding.

-----------------------------------------------------------------------------------------------------------------
                                             % OF TOTAL
                                               OPTIONS/                       MARKET VALUE
                               SECURITIES        SARS                        OF SECURITIES
                                  UNDER       GRANTED TO                       UNDERLYING
                                OPTIONS/      EMPLOYEES        EXERCISE        OPTIONS/
                                  SARS      IN FINANCIAL          OR          SARS ON THE          EXPIRATION
NAME                            GRANTED         YEAR          BASE PRICE     DATE OF GRANT            DATE
                                   (#)                       ($/SECURITY)    ($/SECURITY)
-----------------------------------------------------------------------------------------------------------------
David Elsley                     30,473           3%            $3.77           $3.77           January 10, 2008
                                125,000          11%            $3.77           $3.77           January 10, 2013
                                125,000          11%            $5.55           $5.55           May 7, 2013
                                 30,641           3%            $5.55           $5.55           May 7, 2008
-----------------------------------------------------------------------------------------------------------------
Christopher Waddick              15,290           1%            $3.77           $3.77           January 10, 2008
                                 87,500           8%            $3.77           $3.77           January 10, 2013
                                 87,500           8%            $5.55           $5.55           May 7, 2013
                                 15,373           1%            $5.55           $5.55           May 7, 2008
-----------------------------------------------------------------------------------------------------------------
Susan Langlois                   14,753           1%            $3.77           $3.77           January 10, 2008
                                 14,833           1%            $5.55           $5.55           May 7, 2008
-----------------------------------------------------------------------------------------------------------------
Bernard Lim                      14,665           1%            $3.77           $3.77           January 10, 2008
                                 14,746           1%            $5.55           $5.55           May 7, 2008
-----------------------------------------------------------------------------------------------------------------
Michael Martin                   15,713           1%            $3.77           $3.77           January 10, 2008
                                 25,000           2%            $7.79           $7.79           October 16, 2013
                                 15,799           1%            $5.55           $3.77           May 7, 2008
-----------------------------------------------------------------------------------------------------------------

Details of options exercised by the Named Executive Officers of the Company during the financial year ended November 30, 2003, and the number and value of unexercised options as at November 30, 2003, are shown in the table set out below.

-------------------------------------------------------------------------------------------------------------------
                                                                                          VALUE OF UNEXERCISED
                                                            UNEXERCISED OPTIONS/SARS    IN-THE-MONEY OPTIONS/SARS
                                                                   AT FY-END                   AT FY-END(2)
                               SECURITIES      AGGREGATE              (#)                          ($)
                                ACQUIRED         VALUE
NAME                          ON EXERCISE      REALIZED    EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
                                 (#)            ($)(1)                (#)                          ($)
-------------------------------------------------------------------------------------------------------------------
David Elsley                      Nil             Nil           193,773/332,574              771,000/775,000
-------------------------------------------------------------------------------------------------------------------
Christopher Waddick             99,788          582,196         148,578/216,822              558,000/512,000
-------------------------------------------------------------------------------------------------------------------
Susan Langlois                  10,000           41,200          44,710/ 86,211               81,000/273,000
-------------------------------------------------------------------------------------------------------------------
Bernard Lim                       Nil             Nil            66,111/ 74,131               54,000/210,000
-------------------------------------------------------------------------------------------------------------------
Michael Martin                  10,000           48,250          64,236/ 94,982                  Nil/207,000
-------------------------------------------------------------------------------------------------------------------

Notes:

(1) Aggregate Value Realized is the difference between the market price of the Company's common shares on the date of exercise and the option exercise price, multiplied by the number of shares acquired.
(2) The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of common shares on the Toronto Stock Exchange at November 28, 2003 ($7.15), multiplied by the number of shares under option. The options have not been and may never be exercised, and actual gains, if any, upon exercise will depend upon the value of the common shares on the date of exercise. There can be no assurance that these values will be realized. Values of unexercised in-the-money options are based on the exercise prices varying from $1.25 to $7.11.


--------------------------------------------------------------------------------
Vasogen Inc.                                                                   7
--------------------------------------------------------------------------------

MANAGEMENT PROXY CIRCULAR ------------------------------------------------------


3.   EMPLOYMENT CONTRACTS

The Company has entered into an employment agreement with David G. Elsley. Pursuant to this agreement, Mr. Elsley serves the Company as its President and Chief Executive Officer. The following is a summary of the terms of the agreement with Mr. Elsley. The agreement provides for a fixed five-year term, ending on January 31, 2007, and an annual remuneration, commencing February 1, 2002, of $255,000. Mr. Elsley is entitled to benefits available to other employees of the Company. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Mr. Elsley is entitled to a lump-sum payment equal to two years' cash compensation, and any options then outstanding shall remain in full force and effect until their expiry. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into an employment agreement with Christopher J. Waddick. Pursuant to this agreement, Mr. Waddick serves the Company as its Executive Vice President, Chief Financial Officer, Secretary, and Treasurer. The agreement provides for a fixed five-year term ending January 31, 2007, and an annual remuneration of $200,000. The other terms of the agreement are similar to those described for Mr. Elsley.

The Company has entered into an employment agreement with Susan Langlois. Pursuant to this agreement, Ms. Langlois serves the Company as its Vice President, Regulatory and Clinical Affairs. The agreement provides for no fixed term and an annual remuneration of $165,000. The agreement is terminable at the option of the Company; however, if the agreement is terminated other than for cause, Ms. Langlois is entitled to a lump-sum payment equal to six months' salary, and any options outstanding vest and become exercisable. The agreement contains standard non-competition and non-solicitation provisions.

The Company has entered into an employment agreement with Bernard Lim. Pursuant to this agreement, Mr. Lim serves the Company as its Vice President, Technology. The terms of the agreement are similar to those described for Ms. Langlois.

The Company has entered into a consultancy agreement with Odex, Inc. for the services of Michael Martin. Pursuant to this agreement, Odex, Inc. provides the services of Mr. Martin, who serves the Company as its Vice President, Marketing and Business Development. The agreement provides for no fixed term and an annual retainer of US$195,000. The other terms of the agreement are similar to those described for Ms. Langlois.

4.   REPORT ON EXECUTIVE COMPENSATION

The Compensation and Corporate Governance Committee of the Board of Directors (the "Committee") is charged with the responsibility of reviewing the Company's compensation policies and practices, compensation of officers (including the Chief Executive Officer), succession planning, and corporate governance practices. As appropriate, recommendations regarding these issues are made to the Board of Directors (the "Board"). The Committee consists of three unrelated directors.

The objectives of the Company's compensation policies and programs for executive officers are to:

(a) motivate and reward executive officers for the achievement of corporate and functional objectives;

(b) recruit and retain executive officers of a high caliber by offering compensation that is competitive with that offered for comparable positions in other biotechnology companies; and

(c) align the interests of the executive officers with the long-term interests of shareholders and the intermediate and long-term objectives of the Company.

The Committee endeavors to position its executive compensation near the mean of the range of compensation levels for comparable companies. The comparative companies have historically been other Canadian biotechnology companies at a similar stage of development. Independent surveys are also used to provide compensation data for comparable knowledge, skills, and expertise. The Company's compensation policies and programs for executive officers currently consist of base salary, annual incentive bonus, long-term incentive compensation in the form of stock options, and other customary employment benefits. The relative emphasis of the three main components of the annual compensation of executives is approximately 50% base salary, 20% annual bonus, and 30% stock options. Total compensation of executive officers of the Company is reviewed on an annual basis.

BASE SALARY

In determining base salary for each executive officer, the Committee considers the executive's experience and position within the Company. The Committee also utilizes industry compensation surveys provided by independent organizations and data from the comparative group described above. Salaries for executive officers also take into account the recommendations of the Chief Executive Officer or, in the case of the Chief Executive Officer, the recommendation of the Chairman of the Committee.


--------------------------------------------------------------------------------
8                                                                   Vasogen Inc.
--------------------------------------------------------------------------------

------------------------------------------------------ MANAGEMENT PROXY CIRCULAR


ANNUAL BONUS

Prior to the beginning of each fiscal year, the Board approves annual corporate objectives, and these, along with personal performance objectives, are reviewed at the end of the year for the purpose of determining annual bonuses. Annual assessments of senior management also evaluate other performance measures, including the promotion of teamwork, leadership, and the development of individuals responsible to the applicable officer. The Chief Executive Officer's annual bonus is weighted 100% on the achievement of corporate objectives, and the annual bonus of the other executive officers is weighted 75% on the achievement of corporate objectives and 25% on the achievement of individual objectives. For 2003, the Company received from the Board an assessment of 90% on the achievement of corporate objectives. The Company's corporate objectives for 2003 primarily focused on performance associated with the advancement of its clinical development programs, with other performance objectives being related to the development of its product pipeline and its intellectual property portfolio, its ability to operate within budget, and certain other corporate priorities. The maximum bonus payable as a percentage of base salary to the CEO and to the other executive officers ranges from 40% to 50%. In order to calculate the bonus payable, the individual's weighted average performance assessment is multiplied by the maximum bonus percentage and by the individual's base salary.

STOCK OPTIONS

A portion of executive compensation is also directly aligned with growth in share value. In reviewing option grants, the Committee gives consideration to the number of options already held by an individual. Stock options may be awarded to executive officers at the commencement of their employment, annually on meeting corporate and individual objectives, and from time to time by the Committee based on regular assessments of the compensation levels of comparable companies. An executive officer may earn an annual option grant on a basis similar to that described above under "Annual Bonus," with similar weightings applied to the achievement of corporate objectives and individual objectives.

Presented by the Compensation and Corporate Governance Committee:

Terrance H. Gregg
Surya N. Mohapatra
John C. Villforth

5.   PERFORMANCE GRAPH

The following graph compares the cumulative shareholder return of the common shares of the Company since November 30, 1998,(1) with the cumulative total return of the S&P/TSX Composite Total Return Index.(2)


                          COMPARATIVE PERFORMANCE CHART

                               [GRAPHIC OMITTED]
                                  [LINE GRAPH]

--------------------------------------------------------------------------------
                               1998    1997    2000    2001    2002    2003
--------------------------------------------------------------------------------
Vasogen Inc.                    100     400     543     523     273     447
S&P/TSX Composite Index         100     119     139     117     104     124
--------------------------------------------------------------------------------

Notes:

(1) On July 22, 1999, the common shares of the Company discontinued trading on the Montreal Exchange and commenced trading on the Toronto Stock Exchange. On November 23, 1999, the common shares of the Company commenced trading on the American Stock Exchange. On December 17, 2003, the common shares of the Company discontinued trading on the American Stock Exchange and commenced trading on the NASDAQ National Market.
(2) Assumes $100 invested in both the Company's common shares and the S&P/TSX Composite Total Return Index (formerly the TSE 300 Composite Index) on November 30, 1998.


--------------------------------------------------------------------------------
Vasogen Inc.                                                                   9
--------------------------------------------------------------------------------

MANAGEMENT PROXY CIRCULAR ------------------------------------------------------


6.   COMPENSATION OF DIRECTORS

During 2003, directors of the Company who were not full-time employees of the Company received an annual retainer of $20,000 and a fee of $1,500 for each meeting of the Board and for each meeting of any committee thereof attended. The chairpersons of the Audit Committee and of the Compensation and Corporate Governance Committee received an additional annual retainer in the amount of $10,000 and $7,500, respectively. Directors are also entitled to be reimbursed for their reasonable out-of-pocket expenses incurred on the business of the Company and are eligible to receive stock options. For the fiscal period ended November 30, 2003, the Company paid $175,500 in directors' fees and reimbursed directors for reasonable travel expenses. During 2003, non-management directors of the Company, other than the Chairman of the Board, were awarded options to acquire 10,000 common shares each, and the Chairman of the Board was awarded options to acquire 25,000 common shares. During 2003, options to acquire 85,000 common shares were granted to non-management directors.

7.   INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS, AND SENIOR OFFICERS

It is the policy of the Company not to make loans to directors, executive officers, and senior officers. Since the beginning of the Company's last financial year, no present or former director, executive officer, or senior officer of the Company is currently or has been indebted to the Company.

8.   DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains liability insurance for its directors and officers acting in their respective capacities. The annual premium payable by the Company in respect of such insurance is $677,800, and the total amount of insurance purchased for the directors and officers as a group is $30 million, subject to a deductible amount up to US$250,000 for each loss. The policy does not specify that any part of the premium is paid in respect of either the directors or officers as a group. The policy contains standard industry exclusions, and no claims have been made thereunder to date.


AUDITOR INDEPENDENCE

KPMG LLP ("KPMG") is the auditor of the Company and provides tax, financial advisory, and other non-audit services to the Company and its subsidiaries. The Audit Committee of the Company has concluded that the provision of these non-audit services by KPMG is compatible with KPMG maintaining its independence.

The total fees paid or accrued by the Company for audit and other services provided by KPMG during 2003 were:

Audit Fees                              $ 48,000
Audit-related Fees(1)                   $156,000
Tax Fees(2)                             $102,000
Non-audit Fees                          $ 34,000
                                        --------
Total Fees                              $340,000
                                        ========


Notes:

(1) Audit-related fees consist of fees related primarily to a financing completed during 2003.
(2)  Tax fees consist of fees for tax consultation and tax compliance services.


--------------------------------------------------------------------------------
10                                                                  Vasogen Inc.
--------------------------------------------------------------------------------

------------------------------------------------------ MANAGEMENT PROXY CIRCULAR


INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of directors, senior officers, or any shareholders who beneficially own, directly or indirectly, more than 10% of the outstanding common shares, or any known associates or affiliates of such persons, in any transaction during the past year or in any proposed transaction that has materially affected or would materially affect the Company.

STATEMENT ON CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued guidelines for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members, and other items pertaining to sound corporate governance. The TSX requires that each listed company disclose, on an annual basis, its approach to corporate governance with reference to the guidelines.

The Company also believes that it is in compliance with the corporate governance requirements of the United States Securities and Exchange Commission ("SEC") and of the Nasdaq National Market established in connection with the Sarbanes-Oxley Act of 2002 as those requirements are currently applicable to the Company. The Company's Board of Directors (the "Board") has adopted a formal mandate outlining its responsibilities. Codes of ethics for the Board and the Company's employees have also been implemented. The mandate and the codes of ethics along with the charter of the Company's Audit Committee may be viewed on the Company's Web site at www.vasogen.com.


--------------------------------------------------------------------------------
Vasogen Inc.                                                                  11
--------------------------------------------------------------------------------

MANAGEMENT PROXY CIRCULAR ------------------------------------------------------

The Company believes that its corporate governance practices ensure that the business and affairs of the Company are effectively managed so as to enhance shareholder value. The TSX guidelines and a commentary on the Company's approach with respect to each are set forth below.

-----------------------------------------------------------------------------------------------------------------------------------
                                                  DOES THE
        TSX CORPORATE GOVERNANCE                  COMPANY
               GUIDELINE                           ALIGN?                                     COMMENTS
-----------------------------------------------------------------------------------------------------------------------------------
1.   The Board of Directors should explicitly        Yes             Vasogen's Board of Directors is responsible for the
assume responsibility for the stewardship                            stewardship of the Company and for supervising the management
of the corporation and specifically for:                             of the business and affairs of the Company. Copies of the
                                                                     Board's Mandate and Code of Conduct can be obtained on the
                                                                     Company's Web site at www.vasogen.com.
-----------------------------------------------------------------------------------------------------------------------------------
(a) adoption of a strategic planning process         Yes             One Board meeting a year is specifically set aside for
                                                                     strategic planning. The Board is responsible for approving and reviewing the strategic plan, which takes into account the opportunities and risks of the Company. The Company's
                                                                     strategies, the implementation thereof, and any changes thereto are discussed regularly at meetings of the Board.
-----------------------------------------------------------------------------------------------------------------------------------
(b) identifying the principal risks of the           Yes             The principal risks of the Company's business are identified
corporation's business and ensuring the                              in "Management's Discussion and Analysis" contained in the
implementation of the appropriate                                    Annual Report and interim financial statements of the
systems to manage these risks                                        Company. The Board considers the principal risks of the
                                                                     Company's business and receives reports of Management's
                                                                     assessment and management of these risks. The Audit Committee reviews financial risk management activities. The Company aims to limit its operational liabilities through a combination of contractual protection and insurance.
-----------------------------------------------------------------------------------------------------------------------------------
(c) succession planning for the corporation,         Yes             The Board and the Compensation and Corporate Governance
including identifying, appointing, training,                         Committee periodically review the Company's organizational plan
and monitoring senior management                                     and structures. The Board has directors who participate
                                                                     actively in the activities of the Company. Under the reporting structure, senior management reports to the CEO and the CEO reports to the Board. Senior Management regularly attends
                                                                     meetings of the Board.
-----------------------------------------------------------------------------------------------------------------------------------
(d) communications policy                            Yes             Management, supported by the Board, has put structures in place to ensure effective communication between the Company and its stakeholders and the public. The Company has established a formal disclosure policy, reviewed and approved by the Board, governing all public disclosures. This disclosure policy is reviewed and signed off by all employees and directors on an annual basis. Copies of the Corporate Disclosure Policy are available on the Company's Web site at www.vasogen.com. The
                                                                     Company provides appropriate disclosure as required by law, and legal counsel reviews all press releases and shareholder
                                                                     reports. The Company has a dedicated Investor Relations
                                                                     Department, reporting jointly to the CEO and the CFO,
                                                                     responsible for corporate communications and shareholder
                                                                     relations.
-----------------------------------------------------------------------------------------------------------------------------------
(e) overseeing the integrity of the                  Yes             Senior management has the primary responsibility for the
corporation's internal controls and                                  Company's internal controls. Through the Audit Committee, which
management information systems                                       meets regularly with the Company's external auditor, the Board assesses the strength of these controls. Internal controls and management of information are upgraded as required for the
                                                                     Company's continuing and growing operations.
-----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
12                                                                  Vasogen Inc.
--------------------------------------------------------------------------------

------------------------------------------------------ MANAGEMENT PROXY CIRCULAR

-----------------------------------------------------------------------------------------------------------------------------------
                                                  DOES THE
        TSX CORPORATE GOVERNANCE                  COMPANY
               GUIDELINE                           ALIGN?                                     COMMENTS
-----------------------------------------------------------------------------------------------------------------------------------
2.   Majority of directors should be unrelated       Yes             For the purpose of the TSX Guidelines, an unrelated director
and independent from management and                                  is one who is independent of Management and free from any
free from conflicting interests.                                     interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interest of the Company, other than interests or relationships arising from
                                                                     shareholding. The Board is composed of eight members. After consideration of the above criteria, the Board has concluded that six of the directors are unrelated. The remaining two directors are officers of the Company. According to the TSX
                                                                     Guidelines a significant shareholder is able to exercise a majority of the votes for the election of the board of
                                                                     directors. Based on this definition, the Company does not have a significant shareholder.
-----------------------------------------------------------------------------------------------------------------------------------
3.   Disclose for each director whether such         Yes             David Elsley, the President and Chief Executive Officer of
director is related, and how that conclusion                         the Company, and Eldon Smith, the Vice President of Scientific
was reached.                                                         Affairs of the Company, was reached. are the only Board members who are considered related. For more information about each director, please refer to pages 3 and 4 of this circular.
-----------------------------------------------------------------------------------------------------------------------------------
4.   Appoint a committee responsible for the         Yes             The Chairman of the Board and the Compensation and Corporate
appointment and assessment of directors.                             Governance Committee (composed solely of unrelated directors)
                                                                     have the responsibility for recommending new directors and ensuring the appropriate mix of skill sets and experience on the Board, as well as the appropriate balance between related and unrelated directors.
-----------------------------------------------------------------------------------------------------------------------------------
5.   Implement a process for assessing the           Yes             The Chairman of the Board and the Compensation and Corporate
effectiveness of the Board, its committees,                          Governance Committee have the responsibility for assessing the
and the contribution of individual directors.                        Board's effectiveness as a whole and the effectiveness of the individual members of the Board and the Board's committees, and for making recommendations for improvements when appropriate.
-----------------------------------------------------------------------------------------------------------------------------------
6.   Provide orientation and education               Yes             The Board's policy is to ensure that a full program of
programs for new directors.                                          orientation and education is provided to any new nominee. The
                                                                     Chairman of the Board and the Compensation and Corporate
                                                                     Governance Committee have the responsibility for orientation and education programs. In addition, the Company's operations are regularly reviewed at Board meetings.
-----------------------------------------------------------------------------------------------------------------------------------
7.   The Board should examine its size and,          Yes             The Board considers its size to be appropriate at the current
where appropriate, reduce the number of                              time.  The Board, as presently constituted, brings together a
directors, with a view to improving                                  mix of skills and backgrounds that the Board considers
effectiveness.                                                       appropriate for the stewardship of the Company.
-----------------------------------------------------------------------------------------------------------------------------------
8.   Review compensation of directors to             Yes             The Board, through its Compensation and Corporate Governance
reflect risk and responsibility and long-term                        Committee, periodically reviews the adequacy and form of
orientation.                                                         compensation for directors. Management members of the Board are not compensated as directors. The Company has proposed the
                                                                     Directors' Deferred Share Unit and Stock Plan. For more
                                                                     information, please refer to page 4 of this circular.
-----------------------------------------------------------------------------------------------------------------------------------
9.   Committees of the Board should generally        Yes             The Board currently has two standing committees - the Audit
be composed of non-management directors,                             Committee and the Compensation and Corporate Governance
a majority of whom are unrelated directors.                          Committee. Each committee is composed solely of unrelated
                                                                     directors. For more information about who is a committee
                                                                     member, please refer to pages 3 and 4 of this circular.
-----------------------------------------------------------------------------------------------------------------------------------
10.  Appoint a committee responsible for             Yes             The Compensation and Corporate Governance Committee has
determining the Corporation's approach to                            primary responsibility for considering corporate governance
corporate governance.                                                issues.
-----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Vasogen Inc.                                                                  13
--------------------------------------------------------------------------------

MANAGEMENT PROXY CIRCULAR ------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                  DOES THE
        TSX CORPORATE GOVERNANCE                  COMPANY
               GUIDELINE                           ALIGN?                                     COMMENTS
-----------------------------------------------------------------------------------------------------------------------------------
11.  Define the mandate for the Board and            Yes             See below.
the CEO. The Board should approve or
develop corporate objectives, which the
CEO is responsible for achieving.
-----------------------------------------------------------------------------------------------------------------------------------
(a) Mandate of the Board of Directors                Yes             The Board manages the business of the Company on behalf of the shareholders. The Board endeavors to meet or exceed the duties and responsibilities recommended by the TSX, outlined in
                                                                     Section 474 of the TSX Company Manual. These include strategic planning, monitoring, and management of the Company's principal risks. Any responsibility that is not delegated to senior
                                                                     management or a committee of the Board remains with the full
                                                                     Board. In addition to those matters, which must by law be
                                                                     approved by the Board, the approval of the Board is required for major transactions or expenditures.
-----------------------------------------------------------------------------------------------------------------------------------
(b) The Mandate of the Chief                         Yes             The CEO's objectives include the general mandate to maximize
Executive Officer                                                    shareholder value and to develop and execute the strategic plans of the Company as approved by the Board. The CEO
                                                                     regularly reports to and, when appropriate, seeks approval from the Board.
-----------------------------------------------------------------------------------------------------------------------------------
(c) Corporate Objectives                             Yes             The CEO's objectives are discussed and reviewed annually with the Board. The Board approves the CEO's objectives on an annual basis. The Compensation and Corporate Governance Committee measures the CEO's performance against established objectives and makes a recommendation to the Board for review and
                                                                     approval.
-----------------------------------------------------------------------------------------------------------------------------------
12.  Establish structures and procedures to          Yes             The Chairman of the Board, William R. Grant, is not a member of
ensure the Board can function independently                          Management and is therefore an unrelated director. Moreover,
of management.                                                       the Board considers that, by virtue of the number of unrelated directors and the fact that the committees of the Board are entirely composed of unrelated directors, it is independent of
                                                                     Management. The Board or a committee thereof meets regularly and independently of any related director or Management.
-----------------------------------------------------------------------------------------------------------------------------------
13.  Establish an Audit Committee with a             Yes             The Audit Committee has a written mandate, approved by the
specifically defined mandate with all members                        Board, and is composed of unrelated directors. The Audit
being unrelated directors.                                           Committee reviews the annual and quarterly financial statements of the Company and certain other public disclosure documents required by regulatory authorities, and makes recommendations to the Board with respect thereto. The Audit Committee also reviews with the auditor and Management the adequacy of the
                                                                     Company's financial reporting and internal control procedures to ensure they are effective and appropriate. The Audit
                                                                     Committee reviews on an ongoing basis the independence of the auditor and must approve the provision of any non-audit-related services. The Charter of the Audit Committee is filed with certain regulatory filings of the Company and is available on the Company's Web site at www.vasogen.com and to shareholders upon request.
-----------------------------------------------------------------------------------------------------------------------------------
14.  Implement a system to enable individual         Yes             Directors are permitted to contact and engage outside advisors
directors to engage outside advisors at the                          at the expense of the Company with the authorization of the
expense of the Corporation.                                          Chairman. The Audit Committee is encouraged to speak directly to the external auditor on matters pertaining to its mandate.
-----------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
14                                                                  Vasogen Inc.
--------------------------------------------------------------------------------

------------------------------------------------------ MANAGEMENT PROXY CIRCULAR

SHAREHOLDER PROPOSALS FOR THE 2005 ANNUAL MEETING

The Company will review shareholder proposals intended to be included in proxy material for the 2005 Annual Meeting of Shareholders that are received by the Company at its offices at 2155 Dunwin Drive, Suite #10, Mississauga, Ontario L5L 4M1, Attention: Secretary, no later than December 31, 2004.

AVAILABILITY OF DOCUMENTS

Copies of the following documents are available without charge to shareholders upon written request to the Secretary of the Company at 2155 Dunwin Drive, Suite #10, Mississauga, Ontario L5L 4M1:

(i) the 2003 Annual Report to Shareholders containing the consolidated financial statements for the year ended November 30, 2003, together with the accompanying report of the auditor;

(ii)  this Management Proxy Circular; and

(iii) the Company's most recent Annual Information Form.


GENERAL

The information contained herein is given as at March 15, 2004, unless otherwise stated. The Board of Directors of the Company has approved the contents and the distribution of this Management Proxy Circular.

DATED at Toronto, Ontario, 22th day of March, 2004

BY ORDER OF THE BOARD OF DIRECTORS



Christopher J. Waddick (Signed)
Executive Vice President,
Chief Financial Officer, and
Secretary and Treasurer


--------------------------------------------------------------------------------
Vasogen Inc.                                                                  15
--------------------------------------------------------------------------------

SCHEDULE "A"--------------------------------------------------------------------

APPROVAL OF DIRECTORS' DEFERRED SHARE UNIT AND STOCK PLAN

RESOLVED THAT the establishment by the Company of the Directors' Deferred Share Unit and Stock Plan (the "DSU Plan") and the allotment and reservation for issuance of up to 250,000 common shares pursuant to the terms of the DSU Plan, are hereby authorized and approved.



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16                                                                  Vasogen Inc.
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                                  VASOGEN INC.
                           2155 Dunwin Drive, Suite 10
                          Mississauga, Ontario L5L 4M1
                                     CANADA
                              Phone: (905) 569-2265
                               Fax: (905) 569-9321
                            Web Site: www.vasogen.com
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